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robert.zecher@shearman.com                                                     November 28, 2011
(212) 848-4763

Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

First Eagle High Yield Fund (the “Fund”)
File Nos. 333-177595 and 811-7762

Dear Mr. Howell:

Thank you for your comments regarding the registration statement on Form N-14 of the Fund filed with the Securities and Exchange Commission on October 28, 2011 (the “Registration Statement”).  Below, we describe the changes the Fund will make to the Registration Statement in response to the staff’s comments.  You also asked the Fund to, in its exhibits, provide the executed Legality Opinion by Richards Layton & Finger as well as a new Trustee Powers of Attorney specific to the Old Mutual/First Eagle transaction, both of which we undertake to do without further discussion below.

Capitalized terms used but not otherwise defined have the meaning ascribed to them in the Registration Statement.

I.	Questions and Answers – Page Q/A – 2

1.
COMMENT - You commented that after the expiration of the Fee Waiver and Expense Reimbursement Agreement, the Fund's expenses will be higher as a result of the merger.  You requested that we disclose such increase.

RESPONSE:  The Fund will make the requested change by adding the following as the penultimate sentence of the paragraph directly below the table comparing the management fees of the Old Mutual High Yield Fund versus the Fund:

“After December 31, 2013, unless the fee waiver arrangement is extended by First Eagle, at current asset levels, the total annual fund operating expenses of

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Bo Howell	November 28, 2011

the First Eagle High Yield Fund would be higher than the total annual fund operating expenses of the Old Mutual High Yield Fund.”

Note that we say "generally" here because it is impossible to anticipate under all circumstances the interplay between the Fund's asset base fluctuations (whether growth, which is anticipated, or decline) and the various new fee terms.

II.	Questions and Answers – Page Q/A – 3

2.
COMMENT: You commented that the disclosure in the Question and Answer section implies the Fund may experience significant withdrawals by other Old Mutual affiliated funds prior to, or shortly after, the Reorganization. You requested that we address any anticipated affect such withdrawals may have on the Fund’s pro- forma expense ratios in the fee table on page 6 of the Registration Statement.

RESPONSE:  The Fund’s fee and expense forecasts already anticipate those withdrawals, but they also anticipate reasonable near-term asset growth as a result of the transition to the First Eagle Funds platform.  We nonetheless added disclosure on page 4 of the body of the filing that outlines the effects of significant withdrawals.

III.	Proposal – Page 1 – Summary

3.
COMMENT: You commented on our “packaging” of the Reorganization and the Interim Agreement as a single proposal. You noted that these proposals should be viewed as separate and distinct proposals each of which should require a separate shareholder approval. You also requested that we include a disclosure that the Interim Agreement will remain in effect for 150 days regardless of whether the Reorganization is approved.

RESPONSE:  The filing now reflects two separate proposals in the manner you suggest and the requested disclosure has been included.

IV.	Proposal – Page 1 – Summary

4.	COMMENT: You commented that we state the Fund's performance history is an asset being purchased as part of this transaction. You requested that we explain the meaning of this statement.

Bo Howell	November 28, 2011

                RESPONSE:  We eliminated this language, which was included in error.

V.	Proposal – Page 2 – Reasons for the Reorganization

5.
COMMENT: You commented that certain fees will be paid by First Eagle to Old Mutual as a result of the Reorganization. You requested that we disclose whether the Old Mutual Fund Board considered such payments.

RESPONSE:  We confirm that the Old Mutual Board took those payments into account when evaluating the Reorganization and have added that to the listing of factors considered that is set out in the filing.

VI.	Proposal – Page 2 – Comparison of Investment Objectives and Principal Investment Strategies

6.	COMMENT: You asked that we reference the term “junk bonds” as a type of security which the Fund intends to invest and to state what is meant by “below investment grade”.

RESPONSE:  The Fund will make the requested changes.

VII.	Proposal – Page 3 – Comparison of Principal Risks Associated with Investments in the Funds

7.	COMMENT: You requested that we confirm that the use of leverage is not a principal risk of the Fund.

RESPONSE: We confirm the use of leverage is not considered a principal risk of the Fund.

VIII.	Proposal – Page 6 – Expense Table

8.
COMMENT: You commented that the total annual operating expenses in the fee and expense table in the N-14 is different than the same figure in the fee and expense table in the initial registration statement for the Fund, filed with the Commission on form 485A on October 14, 2011.

RESPONSE: The N-14 fee and expense table is correct and the prospectus information will be conformed to it.

Bo Howell	November 28, 2011

IX.           Proposal – Page 7 –  Comparison of Fees and Expenses

9.	COMMENT: You have requested that we list any exclusions to the expense reimbursement obligation under the Fee Waiver and Expenses Reimbursement Agreement.

RESPONSE:  The Fund will make the requested changes.

The First Eagle Funds acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the First Eagle Funds acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4763.

Very truly yours,

/s/ Robert A. Zecher